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SECURIT 07004960 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue Suite 1720
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ramos (212) 644-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Muriel F. Siebert and Joseph Ramos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company.

Signature

Chief Executive Officer

Title

Signature

Chief Financial Officer

Title

Notary Public

NANCY SAMI MAHMOUD
Notary Public, State of New York
No. 02MA6158346
Qualified in Queens County
Commission Expires Jan. 02, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2007

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 32,561,000
Cash equivalents - restricted	1,300,000
Receivable from clearing broker	2,466,000
Receivable from parent and affiliates	895,000
Furniture, equipment and leasehold improvements, net	510,000
Investment in and advances to investee	5,252,000
Prepaid expenses and other assets	1,206,000
Intangibles, net	432,000
Deferred taxes, net	767,000
	$ 45,389,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	6,513,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	10,099,000
Retained earnings	28,801,000
Less 94 shares of treasury stock, at cost	(25,000)
	38,876,000
	$ 45,389,000

See notes to statement of financial condition

MURIEL SIEBERT & CO., INC.

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully-disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, which are highly capitalized. Marketable securities are valued at market value.

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[6] Cash equivalents - restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which serves as collateral for a secured demand note payable in the amount of $1,200,000 to Siebert, Brandford, Shank & Co., L.L.C. ("SBS").

[7] Investment in and advances to investee:

The Company's 49% investment in SBS, including advances of $56,000, is accounted for on the equity method. Summarized financial data of SBS for 2006 is as follows: Total assets of $19,250,000, total liabilities of $8,556,000, including subordinated liabilities of $1,200,000, total members' capital of $10,694,000, net revenues of $19,339,000 and net income of $5,888,000.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] New accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provision of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact, if any, of FIN 48 on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulleting No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in current year Financial Statements" ("SAB No.108"). SAB No.108 was issued to provide consistency in how registrants quantify financial statement misstatements. The Company is required to and will initially apply SAB No.108 in connection with the preparation of its annual financial statements for the year ending April 30, 2007. Management is currently evaluating the impact, if any, of the adoption of SAB No.108 on the Company's financial statements.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

NOTE B - INTUIT LAWSUIT UPDATE:

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. The Court's Appellate Division reversed the order of disqualification, but, thereafter, granted Siebert's motion for leave to appeal to the Court of Appeals, New York's highest court. All proceedings in the action are stayed pending Siebert's appeal, which the Court of Appeals is scheduled to hear in March 2007. The outcome of this matter cannot now be predicted.

NOTE C - INTANGIBLES, NET

The cost to acquire certain retail discount brokerage accounts amounted to $2,938,000 and is being amortized over periods from three to five years. At December 31, 2006, the unamortized balance is $432,000 and the amortization for 2006 amounted to $312,000.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, at costs, consist of the following:

Equipment	$ 2,122,000
Leasehold improvements	162,000
Furniture and fixtures	21,000
	2,305,000
Less accumulated depreciation and amortization	(1,795,000)
	$ 510,000

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2006, the Company had net capital of approximately $27,723,000, which was approximately $27,473,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2006 settled with no material adverse effect on the Company's statement of financial condition.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

Siebert terminated its fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs. Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert. The outcome of the remaining unresolved claims cannot now be predicted, however, Siebert believes the Pershing claims are without merit and that the ultimate resolution of this matter will not have a material adverse effect on results of operations or financial position.

MURIEL SIEBERT & CO., INC.

Notes to Statement of Financial Condition
December 31, 2006

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

The Company rents office space under long-term operating leases expiring in various periods through 2011. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2007	950,000
2008	900,000
2009	650,000
2010	470,000
2011	470,000
	$ 3,440,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2006.

END